PLAYDAY NYC LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017

Playday NYC LLC

Table of Contents

Periods Ended December 31, 2018 and 2017

Independent Accountants' Review Report

To the Partners
Playday NYC, LLC.
Long Island City, New York

We have reviewed the accompanying statement of assets, liabilities and partners' equity of Playday NYC, LLC. at December 31, 2018 and 2017 and the related statements of income and partners' capital and cash flows for the periods then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Savignano, accountants & advisors
Long Island City, New York
November 6, 2019

SAVIGNANO™
accountants & advisors

www.savignano-cpa.com
www.lic-cpa.com

47-46 Vernon Blvd., Second Floor, LIC, NY 11101
41-18 Crescent Street, LIC, NY 11101

718.707.0955
718.707.0295

Playday NYC LLC
Statements of Assets, Liabilities and Partners' Equity
As of December 31,

Assets		2018		2017
Current Assets:				
Cash and cash equivalents	$	2,355	$	2,135
Total Current Assets		2,355		2,135
Property and Equipment:				
Property and other depreciable assets		50,436		15,858
Accumulated depreciation		(39,311)		(283)
Net Property and Equipment		11,125		15,575
Other Assets				
Deferred tax asset		7,572		1,607
Prepaid rent		25,000		25,000
Rent deposit		13,750		6,000
Total Other Assets		46,322		32,607
Total Assets	$	59,802	$	50,317
Liabilities and Partners' Equity				
Current Liabilities:				
Accounts payable	$	86,130	$	-
Unearned revenue		32,213		1,975
Note payable		40,000		-
Total Current Liabilities		158,343		1,975
Partners' Equity:		(98,541)		48,342
Total Liabilities and Partners' Equity	$	59,802	$	50,317

Playday NYC LLC
Statements of Income and Partners' Capital
For the periods ended December 31,

	2018	2017
Revenues	$ 234,231	$ 645
General and administrative expenses	374,557	42,510
Depreciation expense	39,028	283
Operating expenses	413,585	42,793
Operating loss	(179,354)	(42,148)
Provision for income taxes	(5,965)	(1,607)
Net loss	(173,389)	(40,541)
Partners' Capital, beginning of period	48,342	-
Partners' Contributions	26,506	88,883
Partners' Capital, end of period	$ (98,541)	$ 48,342

Playday NYC LLC
Statements of Cash Flows
For the periods ended December 31,

	2018	2017
Cash flows from operating activities:		
Net loss	$ (173,389)	$ (40,541)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	39,028	283
Changes in operating assets and liabilities:		
Increase in prepaid rent	-	(25,000)
Increase in deferred tax asset	(5,965)	(1,607)
Increase in rent deposit	(7,750)	(6,000)
Increase in accounts payable	86,130	-
Increase in unearned revenue	30,238	1,975
Total adjustments	141,681	(30,349)
Net cash used by operating activities	(31,708)	(70,890)
Cash flows from investing activities:		
Purchases of property and other depreciable assets	(34,578)	(15,858)
Net cash used by operating activities	(34,578)	(15,858)
Cash flows from financing activities:		
Proceeds from short term borrowings	50,000	-
Payments of short term borrowings	(10,000)	-
Partners' Contributions	26,506	88,883
Net cash provided by financing activities	66,506	88,883
Net increase in cash and cash equivalents	220	2,135
Cash and cash equivalents - beginning of period	2,135	-
Cash and cash equivalents - end of period	$ 2,355	$ 2,135

Note 1 – Description of Operations

Playday NYC LLC (the "Company"), formed in November 2017, offers various educational services. The company provides range of art classes, including sculpting, drawing, art history, origami and architecture. The Company currently has locations in Long Island City, New York and New York, New York.

Note 2 – Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of American and reflect the following significant accounting policies:

Basis of Accounting
These financial statements only reflect the financial position and operating results of the Company. They do not include the assets, liabilities, revenues and expenses of the partners.

The financial statements reflect results for a short period beginning November 15, 2017 through December 31, 2017 and the year beginning January 1, 2018 through December 31, 2018.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months.

Revenue and costs recognition
The Company recognizes income based on the quantity of classes attended. Revenue from future classes has been recorded as unearned revenue.

Advertising and marketing
Advertising costs are expensed as they are incurred. Advertising costs for the years ended December 31, 2018 and 2017 were $11,999 and $2,554, respectively.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is calculated using the straight-line basis over the estimated useful life of the asset ranging from one to fifteen years. Property, plant and equipment is only depreciated when it is in used or when required to maintain the carrying value of the asset at its fair value.

Commitments and Contingencies
Contingent liabilities arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that liabilities can be assessed, and the amount of the assessment and/or remediation can be reasonably estimated.

Income Taxes
The Company is a limited liability company electing to be taxed as a partnership. Partnerships are not taxpaying entities for federal and state income taxes purposes, because such taxes are the responsibility of the Partners. The Company, however, is subject to the New York City unincorporated business tax.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued)

Financial Instruments
Financial assets and financial liabilities are initially recognized at fair value when the Company becomes a party to the contractual provisions of the financial instrument. Subsequently, all financial instruments are measured at amortized cost. Transaction costs related to financial instruments are added to the carrying value of the asset or netted against the carrying value of the liability and are then recognized over the expected life of the instrument using the straight-line method. Any premium or discount related to the instrument measured at amortized costs is amortized over the expected life of the item using the straight-line method as interest income or expense. Any previously recognized impairment loss shall be reversed in net earnings in the period the reversal occurs.

Recent Accounting Pronouncements
The Financial Accounting Standards Board "("FASB") issues Accounting Standards Updates ("ASUs") to amend authoritative literation in the Accounting Standard Codification ("ASC"). There have been a number of ASUs to date that amended the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the financial statements.

Note 3 – Property, Plant and Equipment

Property, plant and equipment at December 31:

	2018	2017
Leasehold improvements	$12,660	$ -
Furnitures and fixtures	37,776	15,858
	50,436	15,858
Less: Accumulated depreciation	(39,311)	(283)
Net property and equipment	**$11,125**	**$15,575**

Note 4 – Notes Payable

During 2018, the Company received $50 thousand from 22 Warren Street, LLC, (landlord for the Company's new location in Gramercy Park) in exchange for a non-interest bearing note payable to finance construction. The balance at December 31, 2018 was $40 thousand.

Note 5 – Income Taxes

The Company is a limited liability company taxed as a partnership for federal and income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the partners. As such, no recognition of federal and state income taxes for the Company have been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain tax position of the Company.

The Company is liable for New York City Unincorporated business tax. The provision for local income taxes attributable to net operating loss carryover for the periods ended December 31, is as follows:

	2018	2017
Deferred tax asset – New York City	$5,965	$1,607
Total	**$5,965**	**$1,607**

Note 5 – Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assts and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assts and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted

Note 6 – Financial Instruments

Financial Assets
The Company's financial assets consist of cash and accounts receivable which are measured at amortized cost.

Credit Risk
The Company's exposure to credit risk is in respect to accounts receivable. The exposure to accounts receivable risk is monitored by management and assessed periodically for the recoverability of the balances.

Liquidity Risk
The Company's objective is to have sufficient liquidity to meet its liabilities when due. The Company monitors its cash balances and cash flows generated from operations to meet its requirements. As of December 31, 2018, the most significant financial liabilities are accounts payable and notes payable.

Insurance
To minimize risks the Company purchases insurance policies which cover property damages and business interruptions, freightage, general liabilities and vehicles.

Note 7 – Commitments and Contingencies

The Company is at risk of lawsuits arising in the ordinary course of business. In Management's opinion, the Company is not currently involved in any legal proceedings which, individual or in aggregate, could have a material effect on the financial condition, operations or cash flows of the Company.

Note 8 – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through December 31, 2018 and 2017, the date the financial statements were available to be issued. The Company has included any necessary adjustments and disclosures in these financial statements.

SUPPLEMENTARY INFORMATION

Independent Accountants' Review Report On Supplementary Information

To the Partners
Playday NYC LLC
Long Island City, New York

Our report on the review of the basic financial statements of Playday NYC LLC at December 31, 2018 and 2017 and for the years ended appears on page one. That review was made for the purpose of expressing a conclusion that there are no material modifications that should be made to the basic financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The information included in the accompanying schedules is presented only for purposes of additional analysis and has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.



Savignano, accountants & advisors
Long Island City, New York
November 6, 2019

SAVIGNANO™
accountants & advisors

www.savignano-cpa.com
www.lic-cpa.com

47-46 Vernon Blvd., Second Floor, LIC, NY 11101
41-18 Crescent Street, LIC, NY 11101

718.707.0955
718.707.0295

Playday NYC LLC
Statements of Selling, General and Administrative Expenses
For the periods ended December 31,

	2018	2017
Rent	$ 102,405	$ 22,000
Contractors	98,718	12,083
Guaranteed payments to partners	60,543	-
Art supplies	18,256	488
Meals and entertainment	16,730	1,597
Merchant bank fees	12,675	-
Advertising and marketing	11,999	2,554
Office supplies and software	11,982	1,018
Utilities	7,757	33
Repairs and maintenance	7,383	700
Legal and professional fees	4,955	1,308
Travel	4,925	-
Payroll expenses	4,801	-
Miscellaneous	3,433	-
Automobile expenses	2,559	-
Insurance	2,261	716
Cleaning	1,200	-
Payroll taxes	770	-
Charitable contributions	750	-
Bank charges and fees	247	13
Postage	208	-
Total	$ 374,557	$ 42,510

See independent accountants' review report